Exhibit 5

SALE AND PURCHASE AGREEMENT

BETWEEN TDC A/S,

on the one hand,

AND	Ameritech Luxembourg S.à r.l. and Ameritech Corporation,

on the other hand

CONTENTS

1.	BACKGROUND AND PURPOSE	1
2.	CERTAIN DEFINITIONS	2
3.	SALE AND PURCHASE OF OWN SHARES	4
4.	PURCHASE PRICE	5
5.	SETTLEMENT	5
6.	FURTHER DOCUMENTS	5
7.	ANNOUNCEMENTS/FILINGS	5
8.	REPRESENTATIONS AND WARRANTIES AND UNDERTAKINGS	6
9.	CONFIDENTIAL INFORMATION	8
10.	MISCELLANEOUS	9
11.	GOVERNING LAW AND ARBITRATION	11

SCHEDULES
Schedule 1.3(A): Seller’s parent’s press releases prior to launch of ABO
Schedule 1.3(B): Buyer’s press release prior to launch of ABO
Schedule 2.2: ABO Agreement(*)
Schedule 3(iv): Form of Confirmation from Banks
Schedule 5: Instruction to the Settlement Bank
Schedule 6.1.1: Legal Opinion (Seller)
Schedule 6.1.2: Legal Opinion (Buyer)
Schedule 7.1(A): Stock exchange announcements (Buyer)
Schedule 7.1(B): Major shareholder announcement (Seller)
Schedule 7.2: Seller’s Schedule 13D filing(**)

(*) Schedule 2.2 is not included as the ABO Agreement is already included herein.

(**) Schedule 7.2 is not included as Amendment No. 1 to SBC’s Statement of Beneficial Ownership on Schedule 13D relating to TDC is already included herein.

SALE AND PURCHASE AGREEMENT

BETWEEN TDC A/S
Nørregade 21
DK 0900 Copenhagen C
Denmark
(“Buyer”),

on the one hand

AND	Ameritech Luxembourg S.à r.l.
15, rue de la Chapelle
L-1325 Luxembourg
(“Seller”)
and
Ameritech Corporation
225 West Randolph Street
Chicago
Illinois
60606 USA
(“Ameritech Corp.”),
on the other hand

1.	BACKGROUND AND PURPOSE

1.1	Buyer’s issued and outstanding ordinary shares, nominal value DKK 5 per ordinary share (the “Shares”), are listed on (i) the Copenhagen Stock Exchange (the “CSE”) and (ii) the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (each representing one half of one Share) evidenced by American Depositary Receipts.

1.2	Seller owns approximately 41.6 per cent (being a total of 90,000,000 Shares, the “Total Seller Shares”) of the Shares. In addition, Buyer and Ameritech Corp. have entered into the Strategic Agreements.

1.3	Seller has decided to dispose of 69,436,344 Shares out of the Total Seller Shares. The sale will be carried out via (i) the sale of 51,351,981 of the Total Seller Shares (the “ABO Shares”) in the form of an “accelerated book built offering” that was launched on 8 June 2004 at 8:15 PM Danish time and ran until 6 PM on the date hereof and (ii) the sale of 18,084,363 of the Total Seller Shares (the “Own Shares”, as further defined below) to Buyer on the terms and conditions set out herein. Immediately prior to the launch of the ABO, Seller’s parent (SBC Communications Inc.) issued the press releases set forth in Schedule 1.3(A) and Buyer issued the press release set forth in Schedule 1.3(B) simultaneously therewith.

1.4	Buyer’s board of directors has upon due consideration agreed to purchase the Own Shares in connection with the ABO on the terms and conditions set out herein.

1.5	Upon completion of the ABO and the sale of the Own Shares contemplated by this Agreement Seller will own and control (as defined in article 5(4) of Buyer’s Articles of Association) not more than 9.5 per cent of Buyer’s total share capital.

2.	CERTAIN DEFINITIONS

2.1	“ABO” means the accelerated book built offering of the ABO Shares.

2.2	“ABO Agreement” means the agreement setting forth the terms and conditions for the sale of the ABO Shares entered into between Seller and the Banks on the date hereof, as set forth in Schedule 2.2 hereto.

2.3	“ABO Purchaser” means any purchaser of one or more of the ABO Shares under the ABO.

2.4	“Allocation” means the final and binding confirmation of the sale and purchase of any and all ABO Shares to the ABO Purchasers (exclusive, for the avoidance of doubt, of settlement thereof) in accordance with customary confirmation procedures for accelerated book built offerings.

2.5	“Agreement” means this Agreement including the Schedules hereto.

2.6	“Bank Day” means a day on which banks generally are open in Copenhagen for the transaction of normal banking business.

2.7	“Banks” means Citigroup Global Markets Limited, Goldman Sachs International, ABN AMRO N.V. and NM Rothschild, Deutsche Bank AG London and J.P. Morgan Securities Ltd. acting as agents and standby underwriters of Seller under the ABO.

2.8	“CSE” means the Copenhagen Stock Exchange (in Danish: “Københavns Fondsbørs A/S”).

2.9	“Danske Markets” means Danske Markets Corporate Finance, a department of Danske Bank A/S.

2.10	“Fairness Opinion” means a fairness opinion concerning Buyer’s purchase of the Own Shares issued by Danske Markets for the benefit of Buyer’s board of directors and executive committee.

2.11	“Own Share” means any Share owned by Seller free of any Third Party Rights and which will be sold to Buyer pursuant to the terms and conditions of this Agreement.

2.12	“Parties” means Buyer, Seller and Ameritech Corp. and “Party” means each of Buyer, Seller and Ameritech Corp.

2.13	“Securities Act” means the U.S. Securities Act of 1933, as amended.

2.14	“Securities Trading Act” means the Danish Securities Trading Act (in Danish: “Vaerdipapirhandelsloven”), Consolidated Act No. 1269, 2003.

2.15	“Share” means any issued and outstanding ordinary share of Buyer, nominal value DKK 5 per ordinary share.

2.16	“Settlement” means the transfer (including registration in the Danish Securities Centre (in Danish: “Vaerdipapircentralen”)) of title to the Own Shares, free of any Third Party Rights against payment of the Purchase Price, cf. Clause 5, on a delivery-versus-payment basis.

2.17	“Settlement Bank” means Danske Bank A/S.

2.18	“Settlement Date” means the date of this Agreement plus four (4) Bank Days.

2.19	“Strategic Agreements” means the Agreement on Strategic Cooperation, dated October 26, 1997, the Cooperation and Implementation Agreement, dated January 19, 1998, and the License Agreement, dated January 19, 1998, each entered into by and between Buyer and Ameritech Corp., and any other agreements among the Parties or affiliates thereof that by its word or context is related to Seller’s ownership interest in Buyer.

2.20	“Third Party Rights” means mortgages, charges, liens, security interests and any other form of third party rights, both actual and potential.

3.	SALE AND PURCHASE OF OWN SHARES

Subject to:

i.	the terms and conditions of this Agreement,

ii.	signing of the ABO Agreement simultaneously herewith,

iii.	Amendment No. 1 to Seller’s Statement of Beneficial Ownership on Schedule 13D relating to the Shares and referred to in Clause 7.2 being filed substantially in the form set out in Schedule 7.2,

iv.	each Bank delivering not later than at 12 noon (London time) on the date of this Agreement plus three (3) Bank Days written confirmation to each of Buyer and Seller that is has delivered an irrevocable instruction in the form set out in Schedule 3(iv) to the local Danish settlement agent of such Bank, with a copy to the Settlement Bank (unless the Settlement Bank is such Bank’s local Danish settlement agent), to deliver the ABO Shares to such Bank’s ABO Purchasers through the Danish Securities Centre in all material respects in accordance with the Allocation presented to Seller and Buyer at the signing of this Agreement, for value as of the Settlement Date whereupon the ABO Agreement shall become non-terminable for any reason whatsoever by the Banks or Seller or any other party thereto,

Seller shall sell, transfer, assign and deliver to Buyer, and Buyer shall purchase from Seller, the Own Shares free from any Third Party Rights and together with all rights of any nature which are now or which may at any time before Settlement become attached to the Own Shares or accrue in respect of them.

4.	PURCHASE PRICE

4.1	The Purchase Price payable for each Own Share shall be DKK 188.50 (one hundred eighty eight 50/100).

4.2	The Purchase Price shall be paid to Seller without any deductions, set-offs or withholding of any taxes. In the event that it is decided by competent authorities or courts that any withholding of any taxes should have been made, Seller covenants to make prompt payment of any such taxes etc. to the competent authority or, as the case may be, to reimburse Buyer for any payment made by Buyer to any tax authorities etc.

5.	SETTLEMENT

Seller and Buyer shall forward not later than 12 noon (London time) on the date of this Agreement plus three (3) Bank Days to the Settlement Bank their irrevocable instructions to execute the Settlement in the form set forth in Schedule 5 hereto. Upon receipt of such instructions the Settlement Bank shall undertake, subject only to receipt of delivery of the documentation from the Banks provided for in Clause 3 (iv), to effect Settlement for value as of the Settlement Date.

6.	FURTHER DOCUMENTS

6.1	Concurrent with the execution of this Agreement, the following documents have been exchanged between Seller and Buyer:

6.1.1	A Legal Opinion from Linklaters Loesch, Luxemburg counsel to Seller, to Buyer in the form set out in Schedule 6.1.1 hereto;

6.1.2	A Legal Opinion from Kromann Reumert, Danish counsel to Buyer, to Seller and Ameritech Corp. in the form set out in Schedule 6.1.2 hereto.

6.2	At the signing of this Agreement, Buyer has obtained the Fairness Opinion.

7.	ANNOUNCEMENTS/FILINGS

7.1	On or about the date of this Agreement plus three (3) Bank Days, (i) Buyer shall issue the stock exchange announcements to the CSE in the form set out in Schedule 7.1(A)

hereto and (ii) Seller shall issue the major shareholder announcement to the CSE in the form set out in Schedule 7.1(B) hereto.

7.2	Seller covenants that on or about the date hereof, following the execution of this Agreement and the ABO Agreement, Seller will file with the U.S. Securities and Exchange Commission (i) Amendment No. 1 to Seller’s Statement of Beneficial Ownership on Schedule 13D substantially in the form set out in Schedule 7.2 hereto relating to the Shares, which will include this Agreement and the ABO Agreement as exhibits thereto, and (ii) a current report on Form 8-K.

8.	REPRESENTATIONS AND WARRANTIES AND UNDERTAKINGS

8.1	Each of the Parties represents and warrants to the other, as of the date hereof and as of the Settlement Date, that it has full power under its constitutive documents and applicable law, and all authorizations, approvals, consents and licenses required by it have been unconditionally obtained and are in full force and effect, to permit it to enter into and perform this Agreement; and this Agreement has been duly authorized, executed and delivered by it and is a valid and binding agreement of it enforceable in accordance with its terms.

8.2	Each of the Parties represents and warrants to the other, as of the date hereof and as of the Settlement Date, that with respect to Buyer the purchase, and with respect to Seller the sale and delivery, of the Own Shares and the compliance by it with all of the provisions of this Agreement, as well as the consummation of the transactions herein contemplated, will not conflict with, result in a breach or violation of or constitute a default under:

8.2.1	Any of the terms or provisions of any agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, except for any such violation or breach under this Clause 8.2.1 that would not have a material adverse effect on the ability of such Party to consummate, or would not otherwise materially adversely affect, the transactions contemplated hereby; or

8.2.2	Any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property or assets. However, no representation or warranty is made in respect of any telecom licenses being terminated as a result of Seller’s sale of the ABO Shares and the Own Shares.

8.3	Buyer represents and warrants to, and agrees with, Seller and Ameritech Corp. that:

8.3.1	None of Buyer, any subsidiary of Buyer or any person acting on its or their behalf has made, or will make, any bids or purchases for the purpose of creating actual or apparent active trading in, or of raising the price of, the ABO Shares or the Own Shares or any right to purchase the ABO Shares or the Own Shares or securities convertible into or exchangeable or exercisable for ABO Shares or Own Shares that is designed to or that has constituted, or that might reasonably be expected to cause or result in, manipulation of the price of the ABO Shares or the Own Shares in order to facilitate the sale or re-sale of the ABO Shares or the Own Shares; and

8.3.2	None of Buyer, any subsidiary of Buyer or any person acting on its or their behalf has engaged or will engage in any “directed selling efforts” with respect to the ABO Shares or the Own Shares, as defined in Regulation S under the Securities Act, or in any general solicitation or general advertising with respect to the ABO Shares or the Own Shares, as defined in Regulation D under the Securities Act.

8.4	Seller represents and warrants to Buyer as of the date hereof and as of the Settlement Date that the ABO, including pricing and Allocation, performed in connection with the sale of the ABO Shares, has been carried out and will be executed in accordance with generally accepted market practises, and that the Allocation of the ABO Shares made in connection with the sale of the ABO Shares will be executed in all material respects as presented by the Banks to Buyer and Seller as of the date hereof.

8.5	Each Party represents and warrants to the other Party that it does not have any inside information (in Danish: “intern viden”) within the meaning of Section 34 of the Securities Trading Act in relation to Buyer, the Shares or the market conditions relating to the Shares.

8.6	Jonathan Klug, Larry Boyle and Rick Moore have announced that they will resign as board members of Buyer immediately upon Settlement taking place, James Callaway and Lloyd Kelley have announced that they will resign as board members of Buyer with effect not later than at the extraordinary general meeting that Buyer’s board of directors contemplates to convene as promptly as practicable following the Settlement having taken place (which extraordinary general meeting is expected to be held not later than August 31, 2004), and J. Kenneth Raley has announced that he will resign as member of the Executive Committee of Buyer and as member of the board of directors of any Buyer subsidiary immediately upon Settlement taking place. Both Parties undertakes to procure that such resignations are carried out and registered.

9.	CONFIDENTIAL INFORMATION

9.1	Any confidential, non-public and/or proprietary information acquired by each Party regarding the other Party in connection with the negotiation, entering into, and performance of this Agreement shall be considered to be confidential information, which each Party, without limit of time, shall not disclose to any third parties except (1) with the prior written consent of the other Party; (2) as may be required by law, applicable accounting or stock exchange regulations or order of a court of competent jurisdiction; and (3) to its auditors, legal counsel and other advisors who are required by law or written agreement to maintain the confidentiality of such information. Disclosures being made pursuant to (2) above shall not be made without prior notice to and consultation with the other Party.

9.2	The above confidentiality obligations shall not apply to information which (1) was available to the general public at the time of its first disclosure by one Party to the other; (2) becomes available to the general public other than as a result of any non-compliance with this Clause 9; (3) is provided to the disclosing Party by a third party who is lawfully in possession of such information and who has a lawful right to disclose it free of confidentiality obligations; (4) was in the possession of the disclosing Party free of any confidentiality obligation prior to its disclosure to such Part by the other Party; or (5) was independently developed by the disclosing Party.

9.3	This Clause 9 shall apply in addition to the obligations of the Parties contained in other confidentiality agreements or undertakings made by or between them for the benefit of the other Party prior to the date of this Agreement.

9.4	Each Party shall cause its respective employees, agents and representatives not to disclose to any third party or to use or exploit for any purpose whatsoever any such information which the Party itself is prohibited from disclosing or using pursuant to this Clause 9.

9.5	This Clause 9 shall survive any termination of the Agreement, regardless of the reason therefore.

10.	MISCELLANEOUS

10.1	Each Party’s expenses and the fees and expenses of its advisors incurred in connection with the negotiation, delivery and performance of this Agreement shall be for such Party’s account.

10.2	Three copies of this Agreement shall be manually signed and each such signed copy shall be an original of this Agreement. Each of the Parties shall take possession of one original.

10.3	This Agreement may be amended and the terms hereof may be waived only by written instrument signed by the Parties or in the case of a waiver, by the Party waiving its rights under this Agreement.

10.4	All notices and other communications between the Parties concerning this Agreement and/or matters contemplated hereby shall be sent by registered letter with return receipt or facsimile transmission to the following addresses and facsimile numbers or such other address or facsimile number as may be notified by one Party to the other in accordance with this Clause 10.4:

To Buyer:	TDC A/S
Nørregade 21
DK 0900 Copenhagen
Facsimile: +45 33 43 76 88
attn. Senior Vice President and General Counsel

To Seller and/or Ameritech Corp:	SBC Communications Inc.,
175 E. Houston,
San Antonio, Texas 78205
USA
Facsimile: +1 210 351 3257
Attention: Senior Vice President & Assistant
General Counsel, International/M&A

Notices shall be deemed to have been made on the date of the receipt thereof by the recipient.

10.5	The Clause headings in this Agreement are for convenience only and shall not be used to construe or interpret this Agreement.

10.6	The provisions of this Agreement are independent and separable from each other and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other provision may be invalid or unenforceable in whole or in part.

10.7	If one or more of the provisions of this Agreement are held to be contrary to the laws of the Kingdom of Denmark or the laws of any other competent jurisdiction, the Parties agree that the offending provision(s) shall be amended in such a way as may be necessary in order that they should not be contrary to such laws and in a manner which maintains the contents of such clauses as closely as possible to the contents thereof originally intended by the Parties.

10.8	Upon Settlement, the Strategic Agreements (including, for the avoidance of doubt, the consent previously granted to Seller pursuant to article 5(9) of Buyer’s Articles of Association) shall automatically and without further notice terminate and, except as expressly set forth below in this Clause 10.8, cease to have any further effect. Notwithstanding the foregoing, each Party agrees that the termination of the Strategic Agreements shall not affect any liabilities which a Party may have with respect to any accrued rights and obligations of such Party under such Strategic Agreements as at the time of termination, and save that the termination of the Strategic Agreements shall not affect (i) the continued existence and validity of the rights and obligations of parties under those provisions of the respective Strategic Agreements that are expressed to survive termination for so long as such provisions survive and (ii) any provisions of such Strategic Agreements necessary for the interpretation or enforcement thereof. For the avoidance of doubt, each Party agrees that the confidentiality provisions set forth in Section 11.1 (Confidentiality) of the Cooperation and Implementation Agreement shall survive the termination of the Cooperation and Implementation Agreement for ten years in accordance with such Section 11.1 of the Cooperation and Implementation Agreement. Notwithstanding any other provision in this Agreement, the Parties agree that termination of the Seller secondees with Buyer existing on the date of this Agreement shall be carried out as soon as practicable in an amicable way and that Buyer shall pay or reimburse Ameritech Corp. in accordance with the said Cooperation and Implementation Agreement for costs and expenses associated with the secondees as specified by the Cooperation and Implementation Agreement up until and in connection with such termination and reasonable and documented costs and expenses incurred in connection with repatriation of the secondees, even if such costs and expenses are incurred after the termination of the Cooperation and Implementation Agreement. Ameritech Corp. has prior to the entering into of this Agreement provided Buyer with an estimate of the costs and expenses expected to be incurred in connection with the repatriation of the secondees after termination of the Cooperation and Implementation Agreement.

11.	GOVERNING LAW AND ARBITRATION

11.1	All matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the Kingdom of Denmark.

11.2	Any dispute arising out of or relating to this Agreement or the transactions contemplated hereby shall be finally settled by the Copenhagen Court of Arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (Copenhagen Arbitration). The Court of Arbitration shall allocate liability for the full costs incurred by both Parties’ in respect of reasonable attorney’s fees and the Court of Arbitration in the proportions the Court shall deem to be fair and reasonable. The language of the proceedings shall be English. The proceedings of the arbitration shall take place in Copenhagen, unless otherwise agreed between the Parties.

[Remaining part of this page intentionally deleted]

IN WITTNESS WHEREOF, the Parties have executed this Agreement in            , and in            , on this the 9th day of June, 2004, at              (Central European Time):

On behalf of Buyer:	On behalf of Seller:

/s/ THORLEIF KRARUP	/s/ JONATHAN P. KLUG
Name: THORLEIF KRARUP	Name: JONATHAN P. KLUG (according to authorization)
Title: CHAIRMAN	Title: MANAGER

and

/s/ HENNING DYREMOSE
On behalf of Ameritech Corp.:
Name: HENNING DYREMOSE Title: PRESIDENT & CEO

and

/s/ HANS MUNK NIELSEN	/s/ JONATHAN P. KLUG
Name: HANS MUNK NIELSEN Title: SENIOR EXECUTIVE VICE PRESIDENT & CFO	Name: JONATHAN P. KLUG (according to authorization) Title: AUTHORIZED REPRESENTATIVE

Agreed and consented to with respect to Clause 5

On behalf of Danske Bank A/S:

/s/ JENS PETER TOFT
Name: JENS PETER TOFT Title: GLOBAL HEAD OF CORPORATE FINANCE

/s/ THOMAS COLDING-JØRGENSEN
Name: THOMAS COLDING-JØRGENSEN Title: ASSOCIATE DIRECTOR

SCHEDULE 1.3(A)
SELLER’S PARENT’S PRESS RELEASES PRIOR TO LAUNCH OF ABO

For more information, contact:
Anne Vincent
(210) 351-3778
anne.vincent@sbc.com

SBC ANNOUNCES INTENTION TO SELL SHARES OF TDC A/S

SAN ANTONIO, TEXAS, June 8, 2004 – SBC Communications Inc. (NYSE: SBC) today announced its intention to dispose of at least 69.4 million of its shares of Danish telecom company TDC A/S, subject to demand, price and market conditions. The sale would be undertaken by way of a private placement to institutional investors and may also involve offering shares to TDC. SBC expects that any residual shareholding in TDC will be subject to a 180-day lock-up.

SBC Communications Inc. is a Fortune 50 company whose subsidiaries, operating under the SBC brand, provide a full range of voice, data, networking, e-business, directory publishing and advertising, and related services to businesses, consumers and other telecommunications providers. SBC holds a 60 percent ownership interest in Cingular Wireless, which serves more than 24 million wireless customers. SBC companies provide high-speed DSL Internet access lines to more American consumers than any other provider and are among the nation’s leading providers of Internet services. SBC companies also now offer satellite TV service. Additional information about SBC and SBC products and services is available at www.sbc.com.

The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to registration or an applicable exemption from registration. No public offering of securities is being made into the United States.

The information contained in this communication does not constitute an offer of securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. No prospectus offering securities to the public will be published in the United Kingdom. Persons receiving this communication in the United Kingdom should not rely on it or act on it in any way. This press release is directed in the United Kingdom only at persons who either have professional experience in matters relating to investments or are high net worth entities falling within Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

The information contained in this communication does not constitute an offer of securities. No prospectus offering securities to the public will be published.

#     #     #

For more information, contact:
Mark Simonian
Citigroup
44-20-7986-4000

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE
UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SBC ANNOUNCES INTENTION TO SELL SHARES OF TDC A/S

SAN ANTONIO, TEXAS, June 8, 2004 – SBC Communications Inc. (NYSE: SBC) today announced its intention to dispose of at least 69.4 million of its shares of Danish telecom company TDC A/S, subject to demand, price and market conditions.

The sale would be undertaken by means of an accelerated bookbuilt placing to institutional investors arranged by Citigroup, Goldman Sachs and ABN AMRO Rothschild as joint bookrunners. Such sale may also involve offering shares to TDC. SBC expects that any residual shareholding in TDC will be subject to a 180-day lock-up.

SBC Communications Inc. is a Fortune 50 company whose subsidiaries, operating under the SBC brand, provide a full range of voice, data, networking, e-business, directory publishing and advertising, and related services to businesses, consumers and other telecommunications providers. SBC holds a 60 percent ownership interest in Cingular Wireless, which serves more than 24 million wireless customers. SBC companies provide high-speed DSL Internet access lines to more American consumers than any other provider and are among the nation’s leading providers of Internet services. SBC companies also now offer satellite TV service. Additional information about SBC and SBC products and services is available at www.sbc.com.

This announcement is not for release, publication or distribution, directly or indirectly, in whole or in part, in or into the Unites States (including its territories and possessions, any state of the United States and the District of Columbia), Canada, Australia or Japan. This announcement is not an offer of securities for sale into the United States, Canada, Australia, Japan or in any jurisdiction in which such an offer or solicitation is unlawful. This announcement does not in any manner constitute an invitation to invest or an advertisement notification, statement or announcement soliciting investment in the shares of TDC. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to

SBC ANNOUNCES INTENTION TO SELL SHARES OF TDC A/S

registration or an applicable exemption from registration. No public offering of securities is being made into the United States, Canada, Australia or Japan.

The information contained in this communication does not constitute an offer of securities to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. No prospectus offering securities to the public will be published in the United Kingdom. Persons receiving this communication in the United Kingdom should not rely on it or act on it in any way. This press release is directed in the United Kingdom only at persons who either have professional experience in matters relating to investments or are high net worth entities falling within Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

The information contained in this communication does not constitute an offer of securities. No prospectus offering securities to the public will be published.

#     #     #

SCHEDULE 1.3(B)
BUYER’S PRESS RELEASE PRIOR TO LAUNCH OF ABO

June 8, 2004
To the Stock Exchange in Copenhagen	Release 14/2004

SBC intends to sell TDC shares

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Copenhagen, Denmark — SBC Communications Inc. that indirectly owns approx. 41.6 per cent of the share capital of TDC, has today informed TDC of its intention to sell at least 69,436,344 ordinary shares of TDC, equal to approx. 32.1 per cent of the total share capital. Such disposal may be made, in part, by means of a private placement in the form of an accelerated book built offering to the investors procured by certain financial institutions acting as agents and standby underwriters and, in part, by offering to TDC the opportunity to purchase up to 18,084,363 own shares.

In response, TDC has stated its intention, subject to the outcome of the ABO being satisfactory to TDC, to acquire up to 18,084,363 own shares corresponding to approx. 8.4 per cent of the total share capital. The purchase price would depend on the outcome of the ABO, provided such price is acceptable to TDC and is not higher or lower than the price that TDC is authorized to purchase shares at in accordance with the authority granted to TDC’s board at TDC’s Annual General Meeting on 29 March 2004. After such an acquisition, TDC would own 10 per cent of the total share capital in the company.

Jonathan Klug, Larry Boyle and Rick Moore have announced that they will resign as board members of TDC subject to and immediately upon settlement of the transaction taking place. James Callaway and Lloyd Kelley have announced that they will resign as board members of TDC with effect not later than at the extraordinary general meeting mentioned below, and J. Kenneth Raley has announced that he will resign as member of the Executive Committee of TDC and as member of the board of directors of any TDC subsidiary subject to and immediately upon settlement of transaction taking place.

TDC A/S	Internet:
Noerregade 21	www.tdc.com
DK-0900 Copenhagen C	E-mail:
Denmark	ir@tdc.dk
Tel. +45 33 43 76 80
Fax +45 33 43 76 78

June 8, 2004	SBC intends to sell TDC shares	Page 2 of 3
Release 14-2004

Consequently, the Board of Directors expect to call an Extraordinary General Meeting of shareholders for the election of new board members shortly.

Since the board will change significantly, the new board will review the company’s long-term strategy.

TDC has from time to time been approached by other parties within the industry with a view to investigate possible partnerships or strategic transactions at group level. Recent contacts have been terminated while at a preliminary stage and no discussions are on-going. TDC does not intend to participate in any discussions until the new constituted board has completed the review of the long-term strategy.

Danske Markets (Division of Danske Bank A/S) acts as financial adviser to TDC.

For further information please contact TDC Investor Relations at +45 3343 7680.

These materials are not an offer for sale of the shares. The shares may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. TDC does not intend to register any portion of the offering in the United States.

June 8, 2004	SBC intends to sell TDC shares	Page 3 of 3
Release 14-2004

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

SCHEDULE 3(IV)
FORM OF CONFIRMATION FROM BANKS

Letterhead of [Citigroup/Goldman Sachs/ABN AMRO/Deutsche Bank/JP Morgan]

BY FAX: +1 (210) 351-3257

Ameritech Luxembourg S.à.r.l.

c/o Senior Vice President & Assistant General Counsel, International/M&A

SBC Communications Inc.
175 E. Houston,
San Antonio,
Texas 78205

Dear Sir,

Confirmation of Delivery Instruction.

Reference is made to TDC A/S’s and Ameritech Luxembourg S.à.r.l.’s Settlement Instruction of 9 June 2004.

We hereby confirm that pursuant to and in accordance with the terms of the placing agreement of 9 June 2004 among, inter alia, ourselves and yourselves, (including, for the avoidance of doubt, Clause 4(f)(ii) thereof), we have instructed our Danish settlement agent to deliver [number of shares] shares in TDC A/S to purchasers against the said purchasers’ simultaneous payment for value on 15 June 2004 of the purchase sums for the shares allocated to them.

We further confirm that such instructions will become irrevocable on our part at 12 noon (London time) on 14 June 2004.

Yours sincerely,

[Name of Manager]

cc:	Danske Bank
Fax no. +45 33 44 27 40
Attn: Thomas Colding-Jørgensen

cc:	TDC A/S
Fax no. +45 33 42 73 91
Attn: Gitte Forsberg/Jørgen Rønnow

SCHEDULE 5
INSTRUCTION TO THE SETTLEMENT BANK

Settlement instruction

Terms defined in the Sale and Purchase Agreement (the “Agreement”) of 9 June 2004 (“Day T”) between TDC A/S (“TDC”) and Ameritech Luxembourg S.à r.l. (“SBC”) and Ameritech Corporation to which this form of instruction is a schedule, shall have the same meaning when used herein.

Danske Bank is hereby instructed, as Settlement Bank and agent on behalf of each of SBC and TDC, by each of SBC and TDC, and undertakes towards each of SBC and TDC, to settle TDC’s purchase of the Own Shares from SBC as follows:

Settlement shall be executed as cash payment against delivery to TDC of the Own Shares free of any Third Party Rights on the Settlement Date.

SBC will transfer the Own Shares to an escrow account with Danske Bank no later than 1 Bank Day prior to the Settlement Date for the sole purpose of the Settlement and TDC will make funds available on an account in Danske Bank on or prior to the Settlement Date for the sole purpose of Settlement. Settlement and Danske Banks confirmation following step 3 below is subject to the account from which the Purchase Price shall be drawn containing sufficient funds.

Danske Bank shall as agent transfer the Own Shares free and clear of any Third Party Rights to an account designated by TDC and upon doing so transfer the Purchase Price to an account designated by SBC on the Settlement Date.

The Settlement will be carried out in 4 steps:

Step 1:	SBC shall transfer the Own Shares so that these are available on an escrow account in Danske Bank on Day T + 3 Bank Days 2004 (“T+3”).

Escrow account: Account 4033212100, KI 04444, SWIFT: DABADKKK

Step 2:	TDC designates an account in Danske Bank, from which the Purchase Price may be drawn upon Settlement.

Step 3:	Upon Danske Bank receiving confirmations from the Banks pursuant to Clause 3 (iv) of the Agreement, in the form set out in Schedule 1 hereto, on or prior to 12.00 (noon) English time on T+3, this settlement instruction shall become irrevocable.

Danske Bank shall confirm receipt of such confirmations and confirm towards the Banks, SBC and TDC that Settlement will take place on the Settlement Date.

Step 4:	At 10:00 CET on the Settlement Date the following will be carried out simultaneously:

Danske Bank shall transfer the Purchase Price from the account designated by TDC to SBC’s DKK account no. IBAN no. LU140930015557630901 with Danske Bank International S.A, Luxembourg in immediately available funds for value on the Settlement Date.

and

Danske Bank shall transfer the Own Shares to TDC’s custody account no. 3008632200 with Danske Bank and Danske Bank shall deliver to TDC (i) a screen print evidencing that TDC’s title to the Own Shares has been registered in the account designated by TDC (ii) confirmation that TDC’s acquisition of the Own Shares has been notified to the book runner of the share register of TDC with instructions to forward a transcript of the share register to TDC and (iii) that Settlement therefore has been completed.

Danske Bank shall immediately thereafter confirm to the Banks and SBC that Settlement has taken place.

Until Danske Bank’s receipt of the confirmations referred to under step 3 above each of TDC and SBC shall be entitled to instruct Danske Bank not to carry out Settlement as set out above. For the avoidance of doubt, the immediate preceding sentence shall not alter the obligations of TDC or SBC set forth in the Agreement.

For and on behalf of TDC A/S
on 9 June 2004

By:	/s/ HENNING DYREMOSE

Name:	HENNING DYREMOSE
Title:	President & CEO

By:	/s/ HANS MUNK NIELSEN

Name:	HANS MUNK NIELSEN
Title:	Senior Executive Vice President & CEO

For and on behalf of Ameritech Luxembourg S.á r.l
on 9 June 2004

By:	/s/ WILLIAM R. CALDWELL

Name:	WILLIAM R. CALDWELL
Title:	Manager

For and on behalf of Danske Bank
on 9 June 2004

By:	/s/ JENS PETER TOFT

Name:	Jens Peter Toft
Title:	Global Head of Corporate Finance

By:	/s/ THOMAS COLDING-JØRGENSEN

Name:	Thomas Colding-Jørgensen
Title:	Associate Director

SCHEDULE 6.1.1
LEGAL OPINION (SELLER)

4 Rue Carlo Hemmer
P.O. Box 1107
Avocats	L-1011 Luxembourg
Telephone (352) 26 08 1
Facsimile (352) 26 08 88 88
tom.loesch@linklaters.com

Citigroup Global Markets Limited

Goldman Sachs International

ABN AMRO Bank N.V. and
NM Rothschild & Sons Limited
(each trading as ABN AMRO Rothschild)

Deutsche Bank AG London,

J.P. Morgan Securities Ltd.

TDC A/S

, 2004

Dear Sirs,

Ameritech Luxembourg S.à.r.l.

1	Introduction

We have acted as special Luxembourg counsel to Ameritech Luxembourg S.à.r.l., a Luxembourg limited liability company (société à responsabilité limitée) (the “Company”), in connection with the sale by the Company of the Securities (as defined below) and the TDC Shares (as defined below). This Opinion is being rendered pursuant to Section 8(c) of the agreement, dated June 9, 2004, executed by Citigroup Global Markets Limited, Goldman Sachs International, ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each trading as ABN AMRO Rothschild), Deutsche Bank AG London, J.P. Morgan Securities Ltd., the Company and Ameritech Corporation (the “Agreement”) in connection with the sale of 51,351,981 ordinary shares (the “Securities”) of TDC A/S (“TDC”) and Section 6.1.1.of the agreement, dated June 9, 2004, executed by TDC, the Company and Ameritech Corporation (the “Sale and Purchase Agrement”) in connection with TDC’s purchase from the Company of 18,084,363 ordinary

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shares in TDC (the “TDC Shares”). Capitalised terms used in this legal opinion (the “Opinion”) not otherwise defined herein shall have the same meaning when used herein as in the Agreement.

For the purpose of rendering this Opinion, we have examined originals or certified copies of the following documents:

1.	a copy of the Agreement dated June 9, 2004;

2.	a copy of the Sale and Purchase Agreement dated June 9, 2004;

3.	a copy of the restated Articles of Association of the Company at May 2, 2002, these Articles of Association not having been amended since that date based on a check carried out by us on the date of this opinion letter in Luxembourg records open to public;

4.	a copy of Managers Resolutions of the Company adopted on June 9, 2004 approving and authorising the sale of the Securities and the TDC Shares;

5.	an extract dated May 25, 2004 from the Luxembourg Register of Commerce and Companies concerning the Company;

6.	a non-bankruptcy certificate dated May 10, 2004 delivered by the Luxembourg District Court concerning the Company;

and such corporate documents and records of the Company and other certificates, documents, records and papers as we have deemed relevant and necessary in order to give the Opinion hereinafter set forth.

2	Luxembourg Law

This opinion speaks as of its date and is confined to and is solely given on the basis of the laws of Luxembourg as applied by the Luxembourg Courts, published and presently in effect. We undertake no responsibility to notify any addressee of this opinion of any change in the laws of Luxembourg or their construction or application after the date of this opinion.

In this opinion, Luxembourg legal concepts are expressed in English terms and not in their original French terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This opinion may, therefore, only be relied upon under the express condition that it is given under Luxembourg law and case law and that any issues of interpretation arising hereunder will be governed by Luxembourg law and be brought before a Luxembourg Court.

We express no opinion as to any laws other than the laws of Luxembourg and we have assumed that there is nothing in any other law that affects our opinion.

3	Assumptions

For the purpose of this opinion, we have assumed:

3.1	that the Agreement and the Sale and Purchase Agreement have been, or will be, duly authorised, executed and delivered by or on behalf of all relevant parties (other than the

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Company) and are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their respective terms under all other relevant laws (other than the laws of Luxembourg);

3.2	that copy documents provided to us are true copies of, or in the final forms of, the originals;

3.3	the genuineness of all signatures;

3.4	that the Company derives a commercial or financial benefit from the Agreement to which it is a party; that the restated Articles of Association of the Company dated May 2, 2002 have not been amended and remain in full force and effect without modification (this assumption is based on a check carried out by us on the date of this opinion letter in Luxembourg records open to public and a confirmation hereof that we have obtained from the Company);

3.5	that the minutes of the Board of Directors of the Company dated June 9, 2004 are true records of the proceedings described in them and remain in full force and effect without modification (this assumption is based on a confirmation hereof that we have obtained from the Company);

3.6	the power, authority and legal right of all parties or other persons concerned under all relevant laws and regulations (other than the Company under the laws of Luxembourg) to enter into, execute and perform their respective obligations under the Agreement and the Sale and Purchase Agreement and to act otherwise in the present context; and

3.7	that the Agreement has the same meaning and effect under the laws by which it is expressed to be governed as it would have if it were interpreted under Luxembourg law by a Luxembourg court and there are no provisions of those laws which would affect this opinion.

4	Opinion

Based on the documents referred to in paragraph 1 above, subject to the assumptions made in paragraph 3 and to the qualifications made in paragraph 5 and to any matters or documents not disclosed to us , we are of the following opinion:

4.1	The Company has been duly organized and is validly existing as a corporation under the laws of the Grand Duchy of Luxembourg, with corporate power and authority to enter into and perform the Agreement and the Sale and Purchase Agreement in accordance with their terms.

4.2	The Company has full power under its constitutive documents and applicable law, and all authorisations, approvals, consents and licenses required by it have been unconditionally obtained and are in full force and effect, to permit it to enter into and perform the Agreement and the Sale and Purchase Agreement and the Agreement and the Sale and

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Purchase Agreement have been duly authorized, executed and delivered by the Company and are valid and binding agreements enforceable in accordance with their terms.

4.3	The sale and delivery of the Securities and the TDC Shares and the compliance by the Company with all other provisions of the Agreement and the Sale and Purchase Agreement, as well as the consummation of the transactions contemplated in the Agreement and the Sale and Purchase Agreement, will not conflict with, result in a breach or violation of or constitute a default under the Articles of Association of the Company or Luxembourg law.

4.4	No authorization, approval, consent, order, designation, declaration, license of or filing by or with any regulatory, administrative or other governmental body or court of the Grand Duchy of Luxembourg is required in connection with the execution and delivery of the Agreement and the Sale and Purchase Agreement.

4.5	No VAT or stamp or other issuance or transfer taxes or duties are payable in connection with the sale and delivery of the Securities and the TDC Shares in the manner contemplated in the Agreement and the Sale and Purchase Agreement or the consummation of any other transaction contemplated in the Agreement and the Sale and Purchase Agreement in connection with the sale of such Securities and such TDC Shares.

5	Qualifications

5.1	This opinion is subject to any limitations arising from bankruptcy, insolvency, liquidation, moratorium, reorganisation and other laws of general application relating to or affecting the rights of creditors.

5.2	Other than the opinion expressed in paragraph 4.5, we do not express any opinion as to any taxation matters.

5.3	The admissibility as evidence of the Agreement and the Sale and Purchase Agreement before a Luxembourg Court or public authority (“autorité constituée”) to which the Agreement and/or the Sale and Purchase Agreement are produced may require that the Agreement/the Sale and Purchase Agreement come with a complete or partial translation in the French or German language and be subjected to the payment of a registration tax.

5.4	We express no opinion on any documents referred to in the Agreement and the Sale and Purchase Agreement, but not specifically examined by us and as to the accuracy of any warranties and representations given or made by the Company (expressed or impliedly) save and insofar as the matters warranted are the subject matter of specific opinions in this letter.

5.5	The enforcement in Luxembourg of the Agreement and the Sale and Purchase Agreement may be limited by general principles of equity and good faith and specific performance and injunction remedies may not be available in Luxembourg. Further, claims may be barred by limitation period rules and set off and counter-claims rules.

5.6	Limitation of liability clauses may be unenforceable in case of gross negligence or wilfull misconduct.

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6	Reliance

This opinion is solely for your benefit and solely for the purpose of the Agreement and the Sale and Purchase Agreement. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our written consent.

Yours sincerely,

Linklaters Loesch

by

Tom Loesch

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SCHEDULE 6.1.2
LEGAL OPINION (BUYER)

BY MAIL	LAW FIRM
Ameritech Luxembourg S.à.r.l.	5 SUNDKROGSGADE
Ameritch Corporation	DK-2100 COPENHAGEN Ø
DENMARK
TEL +45 70 12 12 11
FAX +45 70 12 13 11

DIR +45 38 77 45 30
CL@KROMANNREUMERT.COM
WWW.KROMANNREUMERT.COM

• June 2004

Dear Sirs

SALE AND PURCHASE AGREEMENT DATED 9 JUNE 2004 BETWEEN AMERITECH LUXEMBOURG S.À.R.L., AMERITECH CORPORATION AND TDC A/S

We have acted as Danish counsel to TDC A/S, a Danish corporation (the “Company”), in connection with the purchase by the Company of 18,084,363 own shares in the Company (the “Shares”) from Ameritech Luxembourg S.à.r.l. in accordance with the Sale and Purchase Agreement dated 9 June 2004 (the “Agreement”).

Capitalized terms used in this legal opinion (the “Opinion”) not otherwise defined herein shall have the same meaning when used herein as in the Agreement.

1.	Documents

For the purpose of rendering this Opinion, we have examined the following documents (collectively, the “Documents”):

i.	A Copy of Articles of Association of the Company dated 29 March 2004,

ii.	Transcript as of the date of this Opinion from the Danish Commerce and Companies Agency (in Danish “Erhvervs- og Selskabsstyrelsen”), concerning the Company,

iii.	Extracts from the minutes of the meeting of the General Assembly of the Company on 29 March 2004,

iv.	Copy of a notice to convene a board meeting of the Company to take place on the date of this letter,

v.	Copy of letters of 9 June 2004 from Jonathan Klug, Larry Boyle, Rick Moore, James Callaway and Lloyd Kelley (as board members) and from J. Kenneth Raley (as executive committee member) whereby such board members and executive committee member declared themselves disqualified to take part in the board meeting referred to under (iv) above due to a conflict of interest between the Company and Seller,

vi.	Extracts from the minutes from the meeting of the Board of Directors of the Company on the date of this letter, set out in Schedule 1 hereto,

vii.	Copy of memorandum dated the date hereof, set out in Schedule 2, concerning utilization of the authorization granted by the Board of Directors to the Chairman of the Board and the Executive Committee members Henning Dyremose and Hans Munk Nielsen pursuant to Schedule 1.

viii.	Copy of the Rules of Procedure dated 10 December 2003 of the Board of Directors of the Company,

ix.	A memorandum from the Company set out in Schedule 3 hereto, containing, inter alia, information that the Company as of 31 March 2004 had free reserves of DKK 26,229 million and according to which the Company as of 8 June 2004 owned 3,561,591 own shares, the correctness and completeness of which information as of today has been confirmed by the Executive Committee to the Board of Directors of the Company, as appears from the minutes referred to under (vi),

x.	The Agreement,

and such corporate documents and records of the Company and other certificates, documents, records and papers as we have deemed relevant and necessary in order to give the Opinion hereinafter set forth.

2.	Purpose

This Opinion is rendered to you pursuant to Clause 6.1.2 of the Agreement.

3.	Assumptions

In rendering this Opinion we have assumed

i.	that all Documents supplied to us have been supplied in full and has not subsequently been altered or amended,

ii.	the genuineness of the signatures on all original Documents or copies thereof which we have examined, and that the identities of the signatories are as stated to us,

iii.	that any copy of any Document which we have examined is an authentic, complete and accurate copy of such document and to the extent we have not examined executed versions of the Documents, that the original was or will be executed in the manner appearing from the draft or copy of the documents,

iv.	that the Agreement has been duly authorised, executed and delivered by or on behalf of each of the parties thereto other than the Company,

v.	that the extract of the minutes of the Board of Directors of the Company dated this date set out in Schedule 1 are true records of the proceedings described in them, that the minutes will be signed by all members of the Board of Directors and remain in full force and effect without modification,

vi.	that the conditions for utilization of the authorization granted by the Board of Directors to the Chairman to execute, deliver and enter into the Agreement were fulfilled as of the entering into of the Agreement,

vii.	that there is no provision of the law of any jurisdiction other than the Kingdom of Denmark which would have any adverse implication in relation to the opinions expressed herein,

viii.	that the information set out in Schedule 3 hereto is correct and complete as of the signing of this letter,

ix.	that neither the Company nor any shareholder of the Company, other than Ameritech Luxembourg S.à.r.l., can rightfully claim that Ameritech Luxembourg S.à.r.l., Ameritech Corporation or any persons acting on their behalf has excercised undue influence on the Company or any persons representing the Company in connection with the entering into of the Agreement or that Ameritech Luxembourg S.à.r.l.’s position of controlling shareholder of the Company has otherwise had any adverse impact on the Agreement from the Company’s point of view,

x.	the accuracy and completeness of all factual matters, representations, warranties and other information described or set forth in the Documents,

xi.	that the Company has not amended its Articles of Association or passed a voluntary winding-up resolution and no petition has been presented or order made by court for the insolvency or dissolution and no receiver, trustee, administrator or similar officer has been appointed in respect of the Company,

xii.	that there are no changes with respect to the Documents provided after the date as stated thereon or, in the event that such Documents are undated, that such Documents reflect the actual situation as currently existing,

xiii.	that the Company has valid business reasons to execute the transactions contemplated by the Agreement, and such transactions are in the best interest of the Company (the concept of “corporate benefit”).

4.	Opinion

Based on the foregoing assumptions and subject to the qualifications below, we are of the opinion that:

i.	The Company has been duly organized and is validly existing as a corporation under the laws of the Kingdom of Denmark, with corporate power and authority to enter into the Agreement.

ii.	The Agreement has been duly authorised, executed and delivered on behalf of the Company.

iii.	The purchase of the Own Shares by the Company from Ameritech Luxembourg S.à.r.l. in accordance with the terms of the Agreement and the compliance by the Company with all of the provisions of the Agreement, as well as the consummation of the transactions contemplated by the Agreement, will not result in a breach or violation of the Articles of Association of the Company.

iv.	No authorization, approval, consent, order, designation, declaration, license of or filing by or with any regulatory, administrative or other governmental body or court of Denmark is required to execute and deliver the Agreement.

5.	Qualifications

This Opinion is subject to the following qualifications:

i.	It is limited to the laws of Denmark relevant to the opinions set out above as in effect and applied today and we express no opinion with respect to the laws of any other jurisdiction, nor have we made any investigation as to any laws other than the laws of Denmark.

ii.	We express no opinion on the validity of any provisions of the Agreement that refers to or is dependent on any laws of any other country than Denmark.

iii.	We express no opinion on any Danish law or regulation other than as set out above, since you have been advised by Danish legal counsel in connection with the entering into of the Agreement.

iv.	We express no opinion on whether or not the Agreement complies with Danish or international principles of “corporate governance”.

v.	We express no opinion on the enforceability of the Agreement.

vi.	We do not express any opinion as to any taxation matters.

vii.	We express no opinion on any documents referred to in the Agreement, but not specifically examined by us (including but not limited to the ABO

Agreement) or on the accuracy and completeness of any warranties and representations given or made by the Company (expressed or impliedly).

viii.	We express no opinion as to the accuracy and completeness of any announcements, press releases or filings made by the Company provided for or which is a direct or indirect consequence of the Agreement.

ix.	We express no opinion on any direct or indirect consequence or effect for Ameritech Luxembourg S.à.r.l., Ameritech Corporation, the Banks or any third party of the ABO and the sale of the ABO Shares contemplated thereunder or any matter related thereto.

x.	We express no opinion on the conduct and completion of the ABO, including but not limited to the Allocation and the Settlement.

xi.	This opinion is subject to any limitations arising from bankruptcy, insolvency, liquidation, moratorium, reorganisation and other laws of general application relating to or affecting the rights of creditors.

xii.	This opinion is subject to any matters, of law or otherwise, which your Danish or other legal counsel has or ought to have had advised you about prior to or after the entering into of the Agreement.

xiii.	The admissibility as evidence of the Agreement before a Danish Court may require that the Agreement come with a complete or partial translation in the Danish language and be subjected to the payment of a court fee.

xiv.	The enforcement in Denmark of the Agreement may be limited by general principles of equity and good faith and specific performance and injunction remedies may not be available in Denmark. Further, claims may be barred by limitation period rules and set off and counter-claims rules.

xv.	The Opinion is strictly limited to the legal matters set forth herein and no opinion may be inferred or implied beyond that expressly stated herein.

xvi.	The opinion expresses and describes Danish legal concepts in English and not in their original Danish terms; these concepts may not be identical to the concepts described by the English translations; this opinion may therefore be relied upon only on the condition that all words and expressions used herein shall be construed and interpreted in accordance with the laws of the Kingdom of Denmark.

6.	Addresees and reliance

This opinion is addressed to and is solely for the benefit of Ameritech Luxembourg S.à.r.l., Ameritech Corporation and the Banks and may not be relied upon by any other person, company, enterprise or institution except your successors and assigns, and may not be disclosed to any other person, company, enterprise or institution, except your successors and assigns, your legal advisors and (external) auditors and any other authority under whose supervision your operations or those of your successors and assigns may fall and to which you may need to disclose this opinion to under applicable law. The Opinion may not be used for any other purposes than in conjunction with the transactions contemplated by the Agreement.

We disclaim any liability exceeding DKK 50,000,000.00 towards the Banks for any loss suffered by Banks in their relaince on this opinion, including if and to the extent the Banks undertake or abstain from any action whatsoever due to the opinion expressed herein. We shall further not be liable for any indirect or consequencial loss, including any loss of goodwill, suffered by the Banks.

We expressly disclaim any responsibility to advise any party who is permitted to rely on or receive this Opinion of any development or circumstance of any kind, including any change of law or fact that may occur after the date of this Opinion, even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this opinion letter. Accordingly, any person relying on this Opinion at any time should seek advice of its counsel as to the proper application of this opinion letter at such time.

This Opinion is to be governed by and construed in accordance with the laws of the Kingdom of Denmark and is subject to the exclusive jurisdiction of the Danish Courts.

Yours sincerely

Kromann Reumert

Christian Lundgren

SCHEDULE 7.1 (A)

STOCK EXCHANGE ANNOUNCEMENTS (BUYER)
(ENGLISH VERSION ONLY)

To CSE

Notification about repurchase of own shares, cf. Section 28 of the Securities Trading Act

TDC hereby announces, in continuation of stock exchange releases of 8 and 9 June 2004, that it has acquired 18,084,363 own shares, equal to approx. 8.4 per cent of the total share capital of the company, from SBC (Ameritech Luxembourg S.à.r.l.). Prior to this acquisition, TDC owned a total of 3,561,591 own shares, meaning that the total number of own shares held by the company as of today is 21,645,954 equal to 10 per cent of the total share capital of the company.

SCHEDULE 7.1(B)
MAJOR SHAREHOLDER ANNOUNCEMENT (SELLER)

By fax: 0045 33 12 86 13
The Copenhagen Stock Exchange
(Københavns Fondsbørs A/S)
Postboks 1040
Nikolaj Plads 6
1067 Copenhagen K

By fax: 0045 33 43 76 88
TDC A/S
Norregade 21
DK 0900 Copenhagen C

Announcement Pursuant to Section 29 of the Danish Securities Trading Act

Following the sale to a number of different investors of 69,436,344 shares of nominal value DKK 5 each in TDC A/S equivalent to approximately 32 per cent of the aggregate share capital of TDC, SBC Communications Inc. (175 E. Houston, San Antonio, Texas 79205) now indirectly holds 20,563,656 shares of nominal value DKK 5 each in TDC equivalent to approximately 9.5 per cent of the aggregate share capital in TDC cf. Section 1, subsection 1 of Executive Order No. 386 of 29 May 2000 on Disclosure of Major Shareholdings.

Yours sincerely

[ ]

The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to registration or an applicable exemption from registration. No public offering of securities is being made into the United States.